UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Succession Planning and Board Changes

LONDON, APRIL 22, 2021: Pearson plc today announces an update on succession planning and additional forthcoming Board changes.

Chair Succession

Sidney Taurel has informed the Board of his intention to retire as Chair and step down from the Board in due course, no later than the 2022 Annual General Meeting.

Pearson Chair, Sidney Taurel said: "It's long been my intention that, with a new Chief Executive firmly in place and with strong foundations from which Pearson can grow, I would plan to step down from the Board. The Nomination & Governance Committee will establish a process, led by the Senior Independent Director, to identify and appoint my successor.

"Pearson has made good progress over the past few years in transforming to become a more focused, digital learning company. In Andy Bird we have a new Chief Executive with a clear and exciting vision for the future, supported by a refreshed Board and a strengthened senior management team. The unveiling of our new strategy in March 2021 provides clarity regarding the future direction of the company and a platform from which we can deliver sustainable growth, creating value for all stakeholders. With good initial progress being made on the execution of this strategy I believe this year is the right time to conduct a search for a new Chair for Pearson's next chapter."

Director Appointment

Pearson today also announces the appointment of Annette Thomas as an independent Non-Executive Director, with effect from October 1, 2021. Annette will join the Reputation & Responsibility Committee and the Nomination & Governance Committee of the Pearson Board.

Annette has a 25-year track record in leading global publishing and data analytics businesses, across academic, educational and consumer media verticals. She is currently CEO of Guardian Media Group, a position she has held since March 2020. Prior to this, Annette was CEO of the Web of Science Group at Clarivate Analytics, a data, analytics and software business focused on research and higher education. She has also served as CEO for various operations of Macmillan Publishers, including Nature Publishing Group, Digital Science, Digital Education and, latterly, Macmillan Science & Education.

Annette began her career as an editor of the scientific journal Nature after securing a BSc in biochemistry and biophysics degree at Harvard University and, subsequently, a PhD in neuroscience and cell biology at Yale University.

She currently serves as a trustee of Yale University. Her previous non-executive experience includes serving as non-executive director at Clarivate Analytics (2017), and as a Board member for Cambridge University Press and OCR, part of Cambridge Assessment (2019-2020). She has also previously acted as an advisor to Creative Commons and Bain Capital.

Pearson Chair, Sidney Taurel said: "Annette is a proven and highly impressive CEO and Board member who has a great depth of relevant experience operating within the learning, digital and consumer media sectors. Her extensive data and analytics experience will be invaluable to Pearson as we aim to broaden our digital footprint and reach more consumers globally. Annette's expertise and perspective adds further strength and depth to our Board as we pursue exciting opportunities identified through our direct-to-consumer strategy."

Annette Thomas said: "I am relishing the opportunity to join the Board at Pearson, particularly given my background in media, education and the broader world of learning. I am motivated by working for mission-driven organisations and I look forward to helping Pearson realise its purpose of enabling people to achieve their potential through learning."

There is no further information to be declared in accordance with LR 9.6.13.

Changes to Key Board Roles

In addition to the Board changes noted above, following the planned retirement of Vivienne Cox, CBE at Pearson's upcoming Annual General Meeting ("AGM") after serving nine years on the Board, the following changes will be made in respect of key Board roles:
●
Tim Score, Non-Executive Director and Chair of the Audit Committee, will additionally be appointed Senior Independent Director
●
Sidney Taurel, Chair of the Board, will additionally be appointed as Chair of the Nomination & Governance Committee
●
Sherry Coutu, CBE, Non-Executive Director, will take on the role of Pearson's Designated Non-Executive Director responsible for workforce engagement.

The above changes will take effect from the conclusion of Pearson's AGM on Friday 30 April 2021. As noted above, the process to appoint a new Chair of the Board will be led by Tim Score as the new Senior Independent Director.

This notification is made in accordance with LR 9.6.11.

***ENDS***

Contacts
Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7802 890 724 +44 (0) 7443 354 088
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269

Notes to editors
Details of the full Pearson board of directors can be found at: https://plc.pearson.com/en-GB/company/leadership.

About Pearson
Learning is the most powerful force for change in the world. More than 20,000 Pearson employees deliver our products and services in nearly 200 countries, all working towards a common purpose - to help everyone achieve their potential through learning. We do that by providing high quality, digital content and learning experiences, as well as assessments and qualifications that help people build their skills and grow with the world around them. We are the world's leading learning company. Learn more at pearsonplc.com and @Pearsonplc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 22 April 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary